

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway North Sydney 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

2 June 2003



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary





ASX

AUSTRALIAN STOCK EXCHANGE

03 JUN ... 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2003

TIME: 14:40:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Macquarie Infrastructure & Utilities Conference Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The Australian Gas Light Company

Presentation to Macquarie Infrastructure & Utilities Conference

Greg Martin, Managing Director

6 May 2003



SECTOR BUSINESS ENVIRONMENT

Impacts

- Aust. Energy policy in transition
- Industry consolidation is continuing
- Regulation is here to stay
- Global pressure on capital markets

Energy Sector Participants


Portfolio enhancement opportunities
Investor focus on risk and earnings growth
Outcomes

Exciting times in the energy sector ...



AGL STRATEGY

- Profits: capture full value
- Portfolio: rationalise & reconfigure
- Platform: complete & integrate core platform
- People: build capabilities

Focus & delivery on strategy ...






AGL

THE AGL PROPOSITION

- Positions of Market Leadership
- Strong Financial Position
- Strong Financial Performance


GAS



AGL

AUSTRALIAN MARKET LEADERSHIP POSITIONS

	Gas	Electricity
Retail Customers	1.4 m	1.7 m
Energy sales (annual indicative)	>150 PJ	>22 000 GWh
Network Connections	879 000	270 000
Total Network	22 900 km	7 200 km
Assets owned/managed		
•Transmission	9 500 km	
•Distribution	26 100 km	7 200 km
•Generation		330 MW

Exploiting positions of market leadership ...

- National portfolio of downstream businesses focussed on:
  - NSW
  - ACT
  - Victoria
  - SA


AGL

AUSTRALIA - VALUE CHAIN POSITIONING

➢ Across competitive and regulated segments

Gas Supply/ Generation | Transmission | Distribution | Sales & Marketing | Retail stores



➢ Energy focus

Gas | Electricity | Related Products


Related
Products

➢ Across mainland Aust with Eastern/SE Seaboard focus

NSW | ACT | VIC | SA | WA | NT | QLD | TAS



National operations focussing on SE Australia ...


AGL

NZ - NGC POSITIONING


ngc

- Electricity


Generation
Trading
Transmission
Distribution
Metering
Retail

- Gas


Prodn.
Proc-essing
Whole-sale
Trans-mission
Distrib-ution
Metering
Retail

- LPG


Prodn.
Proc-essing
Whole-sale
Distribution
Retail

Infrastructure - focussed energy services company ...

AGL

THE AGL PROPOSITION

- Positions of Market Leadership
- Strong Financial Position
- Strong Financial Performance


GAS





AGL

STRONG FINANCIAL POSITION



Total Capital
Debt
Equity

- Gearing at 42%
- Following sale of TrustPower share holding, gearing will be below 40%

Financial capacity for acquisitions ...



AGL

- "A" credit rating affirmed

MANAGING THE PORTFOLIO

Core ⟵ **Related** ⟶ **Non Core** ⟶

AUSTRALIA

Core	Related	Non Core
• AGL Networks	•TransACT	• WA Power Generation — PART SOLD
• AGL Retail	•Elgas	• COMindico
• AGL Wholesale	•HCE	• Property — PART SOLD
• ActewAGL		
• Agility		
• APT		

EXIT BY JUNE 03

NEW ZEALAND & OTHER

Core	Related	Non Core
• NGC Transmission	•TrustPower (N.Z.)	• NGC Generation — SOLD
• NGC Networks	•GasValpo (Chile)	• NGC Retail — SOLD
• NGC Metering	•NGC Wholesale Gas	

Focus is on core businesses ...



AGL

- Reinvesting funds from asset sales into core businesses

THE AGL PROPOSITION

- Positions of Market Leadership
- Strong Financial Position
- Strong Financial Performance


GAS






AGL

EARNINGS PERFORMANCE


EPS excluding Significant Items
Cents Per Share
70
60
50
40
30
20
10
0
2000/01
2001/02
2002/03
Full Year
Half Year

- Steady EPS growth from portfolio of assets
- Seasonality across each financial year

Portfolio contributes to steady EPS growth ...


AGL

CASHFLOW


Operating Cash Flow Per Share
Cents Per Share
100
80
60
40
20
2000/01
2001/02
2002/03
Full Year
Half Year

- Steady cash flow growth from portfolio of assets
- Focus on cash management

Portfolio contributes to operating cash flow ...


AGL

DIVIDEND AND FRANKING


Dividends Per Share
Cents Per Share
30
25
20
15
10
5
0
2001 - Interim
2001 - Final
2002 - Interim
2002 - Final
2003 - Interim
Unfranked
Franked

- Consistent dividend from portfolio of assets
- High pay out ratio
- Franking at 61.5% for interim dividend in current Financial Year
- Franking trending towards 100%

Consistent dividend ...


AGL

UPDATE ON CURRENT YEAR

- Business is tracking to our expectations
- Integrated energy proposition consolidated in SE Australia
- Mass market competition - AGL experience continues to be in line with first half

Capturing full value ...

- Financial & Operating performance in line with our expectations



AGL

UPDATE ON CURRENT YEAR

- Full year result is dependent upon weather:
  - Average summer, but hot days tended to occur in times of low demand
  - Winter - too early to tell
- Consistent with advice at half year, full year result is expected to reflect more seasonality in first half than prior year
- Subject to weather outcomes, underlying profit after tax for first half is expected to represent 58% to 60% of full year outcome

Portfolio delivering results ...

- Seasonality impacts first half / second half



AGL

OUR FOCUS

- Current Business Operations
  - Business efficiencies and processes
  - Optimising Retail outcomes
- Portfolio enhancement opportunities
  - Optimise business portfolio
  - Power Generation





Growing Shareholder Value ...


AGL

OUR FOCUS

- Current Business Operations
  - Business efficiencies and processes
  - Optimising Retail outcomes
- Portfolio enhancement opportunities
  - Optimise business portfolio
  - Power Generation





Growing Shareholder Value ...


AGL

WHY POWER GENERATION?
Wholesale Electricity Market Dynamics

	➢ Substantial liquidity compared to requirements ➢ Potential development of peaking plant
	➢ Low liquidity but well hedged in short/medium term ➢ Hallett peaking plant ➢ Interconnections improving
	➢ Relatively liquid ➢ Continued demand growth ➢ Somerton Peaking Plant ➢ Retail position enhanced by Pulse acquisition


Opportunities for expansion and/or acquisition ...
AGL

POWER GENERATION

Portfolio approach through spreading exposure across a variety of assets, instruments/structures and energy supply types dependent upon market conditions

Integrated business model for achievement of less volatile, higher quality revenues and returns

Primary criteria is earning an appropriate return on investment

Investment in power generation that:

- **provides an appropriate return on investment for the AGL group**
- **enhances AGL's retailing activities, and**
- **mitigates retailing risk**

Another plank in AGL's business platform ...


AGL



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/05/2003

TIME: 14:29:31

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Proposes $475m Capital Return to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



media release

29 May, 2003

NGC Proposes $475m Capital Return to Shareholders

Please find attached media release from NGC Holdings Limited (NGC) in respect to the above, which was released to the New Zealand Stock Exchange this afternoon. NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

Further Enquiries:

Jane McAloon
Group Manager External Affairs
Direct: (02) 9921-2349
Mobile: 0419 447 384

Jane Counsel
Media Relations Manager
Direct: (02) 9921-2352
Mobile: 0416 275 273

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz



29 May 2003

NEWS MEDIA RELEASE

NGC Proposes $475m Capital Return to Shareholders

The Directors of NGC Holdings Limited today announced the Company's intention to make a cash capital return to shareholders of $475 million.

The Chairman, Mr Greg Martin, said the Directors proposed the return by way of a High Court-approved scheme of arrangement involving the pro rata cancellation of a proportion of NGC shares. Such a process would require both a Court order and NGC shareholder approval. NGC is also seeking Inland Revenue Department confirmation of the tax treatment of the proposed return.

Mr Martin said: "The Directors believe a scheme of arrangement will provide a more certain outcome. It will apply equally to all shareholders while achieving the objective of returning a certain level of surplus capital to shareholders, and it is in the best interests of the Company."

The process for the return will commence immediately, with a view to completion by the end of the 2003 calendar year. The Company will keep the market informed as the process progresses.

Mr Martin said the proposal involves the cancellation of one in three shares, for a cash payment to shareholders of $1.84 per cancelled share. This would result in the cancellation of approximately 258.3 million of NGC's total 774.9 million currently issued shares.

The proposed capital return follows the sale in March 2003 of NGC's wholly-owned Taranaki Combined Cycle and Cobb Hydro power stations for approximately $590 million. These proceeds have initially been used to repay all of the Company's outstanding bank borrowings. Bank borrowings will be re-drawn to fund the scheme of arrangement.

As part of its overall capital management programme, the Board is also considering a number of funding alternatives, including a possible issue of fixed interest securities around the time of the proposed capital return. Mr Martin said: "Shareholders may wish to participate in an issue as a way of reinvesting their capital return. Proceeds from such an issue would be used to partly repay expected bank borrowings and allow NGC to diversify some of its ongoing funding requirements." Decisions on the possible fixed interest security issue will be announced as they are made, but it is not anticipated that it would alter the equity position of NGC's existing shareholders.

Mr Martin said: "As NGC has reported to shareholders previously, the decision on a capital return came after consideration of appropriate levels of debt and debt servicing cover for a company like NGC, as well as future capital requirements as growth-orientated investments are examined."

On investment opportunities, he said: "At this time, NGC is considering a medium to long-term investment programme. The Company has identified potential future opportunities to expand its core businesses in natural gas, LPG and energy metering, but no immediate large scale investment opportunities have been identified. The proceeds from the power station sales are therefore considered by the Directors to largely represent surplus capital at this time."

Mr Martin concluded: "In reaching a decision on the capital return, and any fixed interest security issue, the Directors have sought to ensure that NGC retains the balance sheet capacity to pursue appropriate investment opportunities, as and when they arise."

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027- 443 8349